SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

6.25% Convertible Notes due 2018

(Title of Class of Securities)

01167PAE1

(CUSIP Number of Class of Securities)

Leonard Steinberg

Senior Vice President, Legal, Regulatory, and Government Affairs,

and Corporate Secretary

Alaska Communications Systems Group, Inc.

600 Telephone Avenue

Anchorage, Alaska 99503-6091

(907) 297-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jens M. Fischer

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$97,525,000	$11,304

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $94,000,000 aggregate principal amount of Alaska Communications Systems Group, Inc.’s 6.25% Convertible Notes due 2018 are purchased at the tender offer price of $1,037.50 per $1,000 principal amount of such notes.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,167	Filing Party: Alaska Communications Systems Group, Inc.
Form or Registration No.: SC TO-I (File No. 005-57739)	Date Filed: March 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Alaska Communications Systems Group, Inc., a Delaware corporation (the “Company”), on March 17, 2017 (the “Schedule TO”), relating to the Company’s offer to purchase (the “Tender Offer”) any and all of its outstanding 6.25% Convertible Notes due 2018. The Tender Offer is being made upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated March 17, 2017 (the “Original Offer to Purchase”), and the related letter of transmittal (the “Original Letter of Transmittal”), copies of which were previously filed as exhibits to the Schedule TO, (ii) Supplement No. 1 to the Offer to Purchase, dated March 31, 2017 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), a copy of which is filed as an exhibit to this Amendment, and (iii) the Amended and Restated Letter of Transmittal, dated March 31, 2017 (the “Amended and Restated LOT”), a copy of which is filed as an exhibit to this Amendment. The Original Offer to Purchase, the Supplement, the Original Letter of Transmittal, and the Amended and Restated LOT together, as amended or supplemented from time to time, constitute the Tender Offer.

Except as set forth in this Amendment (and in the Supplement and the Amended and Restated LOT), the terms of the Tender Offer remain the same as set forth in the Original Offer to Purchase and the Original Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment should be read together with the Schedule TO, the Offer to Purchase and the Amended and Restated LOT.

Item 1. Summary Term Sheet.

The information set forth in the Original Offer to Purchase and the Original Letter of Transmittal is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Original Offer to Purchase, including under the headings “Summary,” “The Terms of the Tender,” “Certain Considerations,” and “Source of Funds,” and in the Original Letter of Transmittal is hereby amended and supplemented by the information set forth below.

Offer to Purchase (Exhibit (a)(1)(A) and Exhibit (a)(1)(C) to the Schedule TO)

The Original Offer to Purchase is hereby amended and supplemented as follows (which amendments and supplements are included in the Supplement):

1. All references to “$1,025” in the Original Offer to Purchase are deleted and replaced with “$1,037.50”.

2. All references to “May 12, 2017” in the Original Offer to Purchase are deleted and replaced with “May 11, 2017”.

3. All references to “promptly as practicable” in the Original Offer to Purchase are deleted and replaced with “promptly”.

4. The second bullet under the heading “Documents Incorporated By Reference” on page 6 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

the Current Reports on Form 8-K filed on March 15, 2017 and March 31, 2017.

5. The second sentence of the fourth paragraph under the heading “The Terms of the Tender Offer – Description of the Notes” on page 10 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

The Notes are effectively subordinated to our existing and any future secured indebtedness, including the New Credit Facility, to the extent of the value of the collateral securing such indebtedness.

6. Romanette (ii) on page 14 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

all of the General Conditions have not been satisfied.

7. Clauses (2) and (3) of the first sentence of the first paragraph on page 19 (continuing from page 18) of the Original Offer to Purchase are deleted in their entirety and replaced with the following:

(2) waives any and all other rights with respect to the Notes (including, without limitation, the tendering Holder’s waiver of any existing or past defaults and their consequences in respect of the Notes and the Indenture under which such Notes were issued, unless such waiver would be impermissible under Section 29(a) of the Exchange Act), (3) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Notes (including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any repurchase, redemption or defeasance of the Notes, unless the release and discharge of such claims would be impermissible under Section 29(a) of the Exchange Act), and

8. The third sentence of the last paragraph on page 21 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

In addition, subject to applicable law, the Company expressly reserves the right, in its sole discretion, to terminate or withdraw the Tender Offer at any time and from time to time if any condition to the Tender Offer set forth in “The Terms of the Tender Offer—Conditions to the Tender Offer” is not satisfied or waived by the Company on or prior to the Expiration Date.

9. The third sentence of the first paragraph on page 24 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

In addition, subject to applicable law, the Company may terminate the Tender Offer at any time in its sole discretion if any condition to the Tender Offer set forth in “The Terms of the Tender Offer—Conditions to the Tender Offer” is not satisfied or waived by the Company on or prior to the Expiration Date.

10. The first paragraph under the heading “Source of Funds” on page 24 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

The Company would need approximately $97,525,000 to purchase all of the Notes outstanding as of March 17, 2017, based on the purchase price per $1,000 principal amount of Notes of $1,037.50. The Company expects to use borrowings under the New Credit Facility and available cash to finance its payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by the Company. At the time of offer, the Company does not have any alternative financing or plans in the event that borrowings under the New Credit Facility are unavailable or such borrowings and available cash are insufficient to finance the Company’s payment of the Purchase Price. The Company currently intends to use cash generated by its and its subsidiaries’ operations to repay scheduled principal payments under the New Credit Facility in the ordinary course of business with any amounts remaining unpaid at maturity to be refinanced. The obligation of the Company to consummate the Tender Offer is subject to the conditions set forth in “The Terms of the Tender Offer—Conditions to the Tender Offer.”

11. The first paragraph on page 25 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

On March 28, 2017, Holdings satisfied conditions precedent to the disbursement of funds by the lenders under the Credit Agreement, and borrowed an aggregate principal amount of $180 million under the Credit Facility, thereby satisfying the Financing Condition. Holdings used approximately $86.75 million of the net proceeds, together with approximately $0.75 million cash on hand, to repay Holdings’ then outstanding $61.75 million first lien term loan facility and $25 million second lien term loan facility. In addition, $94 million of the proceeds are to be used to finance the purchase or repayment at maturity of the Notes, which proceeds were disbursed into and are being held in a full dominion account. Such proceeds will be released to purchase or repay principal of the Notes. Proceeds of the Revolving Facility will be used for working capital and other general corporate purposes.

12. The following sentence is added as the penultimate sentence under the heading “Summary—What are the significant conditions to the Tender Offer?” on page 3 of the Original Offer to Purchase:

The Financing Condition was satisfied on March 28, 2017.

13. The following paragraph is added as the last paragraph under the heading “The Terms of the Tender Offer—Conditions to the Tender Offer” on page 15 of the Original Offer to Purchase:

The Financing Condition was satisfied on March 28, 2017. See “Source of Funds—New Credit Facility.”

Letter of Transmittal (Exhibit (a)(1)(B) and Exhibit (a)(1)(D) to the Schedule TO)

The Original Letter of Transmittal is hereby amended and supplemented as follows (which amendments and supplements are included in the Amended and Restated LOT):

1. All references to “$1,025” in the Offer to Purchase are deleted and replaced with “$1,037.50”.

2. All references to “May 12, 2017” in the Original Letter of Transmittal are deleted and replaced with “May 11, 2017”.

3. Clauses (2) and (3) of the first sentence of the third paragraph on page 5 of the Original Letter of Transmittal are deleted in their entirety and replaced with the following:

(2) waives any and all other rights with respect to the Notes (including, without limitation, the tendering registered holder’s (individually, a “Holder” and, collectively, the “Holders”) waiver of any existing or past defaults and their consequences in respect of the Notes and the indenture under which such Notes were issued, unless such waiver would be impermissible under Section 29(a) of the Exchange Act), (3) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Notes (including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any repurchase, redemption or defeasance of the Notes, unless the release and discharge of such claims would be impermissible under Section 29(a) of the Exchange Act), and

4. The second sentence of Section 9 on page 15 of the Original Letter of Transmittal is deleted in their entirety and replaced with the following:

The Company also expressly reserves the absolute right, in its sole discretion, subject to applicable law, to terminate the Tender Offer at any time for any reason without accepting for purchase any Notes that may have been tendered prior to such termination if any condition to the Tender Offer set forth in “The Terms of the Tender Offer—Conditions to the Tender Offer” of the Offer to Purchase is not satisfied or waived by the Company on or prior to the Expiration Date.

Item. 6 Purposes of the Transaction and Plans and Proposals.

(b) Plans. The information in the Original Offer to Purchase including in “Certain Considerations” and “Source of Funds” is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

Item. 7 Source and Amount of Funds or Other Consideration.

The information in the Original Offer to Purchase under the headings “The Terms if the Tender Offer—Conditions to the Tender Offer,” “Certain Considerations—Conditions to the Consummation of the Tender Offer” and “Source of Funds” is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

Item. 12 Material to be Filed as Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

(a)(1)(C)	Supplement No. 1 to the Offer to Purchase, dated March 31, 2017.

(a)(1)(D)	Amended and Restated Letter of Transmittal, dated March 31, 2017.

(a)(5)(v)	Press Release, dated March 31, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2017	ALASKA COMMUNICATIONS SYSTEMS GROUP INC.

	By:	/s/ Leonard Steinberg
	Name:	Leonard Steinberg
	Title:	SVP, Legal, Regulatory, and Government Affairs, and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 17, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Supplement No. 1 to the Offer to Purchase, dated March 31, 2017.

(a)(1)(D)	Amended and Restated Letter of Transmittal, dated March 31, 2017.

(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated March 17, 2017.*

(a)(5)(ii)	Excerpts from press release, dated March 14, 2017, announcing financial results for the quarter and year ended December 31, 2016 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).*

(a)(5)(iii)	Excerpts from press release, dated March 14, 2017, announcing entry into a new senior credit facility (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).*

(a)(5)(iv)	Excerpt from presentation, from March 14, 2017 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).*

(a)(5)(v)	Press Release, dated March 31, 2017.

(b)(1)	Credit Agreement, dated as of March 13, 2017, by and among Alaska Communications Systems Holdings, Inc., as the borrower, the Company and certain of its direct and indirect subsidiaries, as guarantors, ING Capital LLC, as administrative agent, and the lenders party thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 15, 2017, File No. 000-28167 and incorporated herein by reference).*

(d)(1)	Indenture dated May 10, 2011 among the Company, the guarantors listed therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 6.25% Convertible Notes due 2018 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 11, 2011, File No. 000-28167 and incorporated herein by reference).*

(g)	None.

(h)	None.

*	Previously filed